Exhibit 1

Fund	I.R.S. Employer Identification No.
Innovator S&P 500 Buffer ETF – April	82-4512617
Innovator S&P 500 Power Buffer ETF – April	82-4443362
Innovator S&P 500 Ultra Buffer ETF – April	82-4418657